Exhibit (a)(1)(G)

Notice to Eligible Participants Regarding Expiration of Offer Period

To: Eligible Participants

From: equity@udemy.com

Date: August 6, 2022

Subject: Expiration of Udemy’s Equity Award Exchange Program

As of 6:00 p.m. U.S. Pacific Time on August 6, 2022, we closed the Udemy, Inc. (“Udemy”) Offer to Exchange Certain Outstanding Awards for New RSU Awards (the “offer”). If you were an eligible participant in the offer who properly elected to participate in the offer by exchanging some or all of your eligible award grants in the offer and did so on or before the expiration of the offer, your elected eligible award grants have been accepted for participation in the offer. Such awards have been cancelled and you no longer have any rights with respect to those awards. You have been granted restricted stock units in exchange for your cancelled awards, in accordance with the terms and conditions of the offer.

As described in the offer documents, you will receive award agreement(s) for your new restricted stock units that have been granted to you in the offer in exchange for your properly tendered and cancelled awards.

If you have any questions, please email equity@udemy.com.